SIXTH AMENDMENT
                    LENOX RETAIL SAVINGS AND INVESTMENT PLAN

The Lenox Retail Savings and Investment Plan was adopted by Brown-Forman Corporation effective July 1, 1992.

The Plan provides in Article XII that the Plan may be amended by an instrument in writing duly executed.

It is advisable to amend the Plan in certain respects.

IT IS THEREFORE AGREED:

     1. Effective for the Plan Year beginning January 1, 2000, the first paragraph of Section 1.21 of Article I, Year of Service, is amended in its entirety as follows:

          1.21 Year of Service. For purposes of determining eligibility to participate, a Year of Service is a 12 consecutive month period (computation period) during which an Employee completes at least 1000 Hours of Service. To determine Years of Service and Breaks in Service, the computation period shall begin on the date the Employee first performs an Hour of Service for the Employer. After the initial computation period, the computation period shall shift to the Plan Year which includes the first anniversary of the employment commencement date.

     2.  Effective September 2, 1999, Article III is amended by adding
Section 3.12 as follows:

          3.12 Former Employees of Crouch and Fitzgerald. A Participant who was employed on September 2, 1999, and whose employment terminated on or after September 2, 1999, as a direct result of the divestiture of Crouch and Fitzgerald, is fully vested and has a nonforfeitable right to the Participant's Account(s) under the Plan.

     3. Effective for the Plan Year beginning January 1, 2000, Sections 6.02 and 6.03 of Article VI are amended in their entirety as follows:

          6.02 Election Request. Elective Contributions for Participants shall be such amounts as the Participant elects to have contributed on the Participant's behalf pursuant to a salary reduction Election Request completed by the Participant and filed with the Employer. In the alternative, the initial Participant elections may be made by electronic means, under uniform terms and conditions established by the Plan Administrator and conveyed to the Participants. Under no circumstances may an Election Request be adopted retroactively.

          6.03 Change of Rate. Participants may change the rate of Elective Contributions (in accordance with the Election Request form) by notifying the Employer and the Plan Administrator at least fifteen (15) days prior to the date such changes in contribution are to take effect, or at any other time mutually agreeable between the Employer and the Participant, provided that all Participants under similar circumstances are treated alike. Participants may also make changes in deferrals by electronic means, under uniform terms and conditions established by the Plan Administrator and conveyed to the Participants.

In all other respects, the Lenox Retail Savings and Investment Plan as initially adopted and subsequently amended shall remain in full force and effect.

IN WITNESS WHEREOF, the Employer has caused this Sixth Amendment to the Lenox Retails Savings and Investment Plan to be executed by its duly authorized officer this 17th day of September, 1999, effective as set forth herein.

                                                LENOX, INCORPORATED


                                                By: /s/ James D. Wilson
                                                        JAMES D. WILSON
                                                        Officer